Exhibit 99
LETTER TO SHAREHOLDERS

Each year our CEO chooses a theme surrounding the annual report and then selects art that reflects and complements that theme. When it was time for me to determine the theme for 2016, it was not difficult. I quickly landed on tran·si·tion: the process or a period of changing from one state or condition to another; a movement, development, or evolution from one form, stage, or style to another.

In some companies, one might have chosen a theme like “reinvent” with the expectation that a new CEO starts with a blank slate for both strategy and talent. That was not the case for me. To use a runner’s analogy, Glenn smoothly handed the baton to me after sprinting with it for sixteen years. This transition was not about a “movement” and much more about our “evolution” as a company and my being able to use my leadership “style” to grab that baton and achieve the objectives that we collectively set as a team.

Our strategy around the Destination Era and the leadership team that I am privileged to lead going forward are incredibly strong. The way this transition was approached reflects our joint commitment to transparency around our business model and goals as well as the importance of continuity, the theme of the last annual report.

RESULTS OVERVIEW
There are two topics that are discussed during almost every meeting at Progressive, our financial goal of making at least four cents of underwriting profit on every dollar earned while growing as fast as we can and our Core Values. In 2016, the majority of our product lines met or exceeded this goal and the year ended with a 95.1 combined ratio at net premiums written growth of 14%. Our employee culture survey results improved in every single category versus the prior year. Having that balance of solid business results and a great place to work makes for a winning formula.

Having just commemorated reaching $20 billion in premiums written at the end of 2015, adding an additional $2.8 billion in 2016 is also something to be celebrated. We reward the success of Progressive, for both employees and shareholders, through a variable performance measure we call Gainshare. Our Gainshare score (on a possible scale between 0 and 2) was a 1.67 for 2016. This is the highest score we have seen since 2004. We declared a variable dividend of 68 cents per share, based on our publicly communicated formula that includes the Gainshare score.

Another area of note in 2016 was our retention performance. Though we have reached higher retention levels intra-year, 2016 marks the best year-end personal auto retention in our history. Our retention, as measured by our trailing 12-month policy life expectancy, was up 5% and maintained strength even with the headwind of rising loss costs and resulting rate increases. Despite the danger in conflating the causes of our retention gains, I feel comfortable reporting that our retention engine is firing on all cylinders. We continue to grow new policy applications and we’re seeing a shift to higher retaining consumer segments. Through our Destination Era initiatives, these customers are bundling more often. But even within these consumer segments, we are extending relationships with our customers. For example, our Robinsons segment (think bundled auto and home customers) has seen retention gains that now top 10%, which are a result of both more competitive prices relative to competitors and experience improvements. We are applying the same obsession to leveraging our use of customer data as we have with our pricing data. We believe this will result in further retention growth.

We are also at an all-time high relative to our goal of having more and more customers stay with us a decade or longer with an increase of nearly 10% in 2016.  While price actions may cause wider shopping in the industry in 2017, we look forward to rising above this retention challenge.

We are extraordinarily proud of our operating results especially given the high volume of catastrophes in 2016 and the higher costs associated with bringing on so much new business. That said, we try not to talk in terms of excluding catastrophes because they are what they are and the important part is how we react. When we found ourselves slightly over our publicly stated profit goal, the entire company made adjustments to get us back on track. That’s one of many situations where our Core Values come into play - the desire to win, but doing so in the right way.

On the Investments side we produced a 4% total return on our $23.5 billion portfolio, which added about $515 million to our after-tax comprehensive income in 2016. Our investment results more than doubled last year’s total return, helped by a strong late year rally in equities and our short duration in fixed-income as rates rose. Most importantly, we achieved these returns while protecting our ability to write all the profitable insurance we can.

While the economic and political environments were volatile and, as always, not exactly as we expected at the start of the year, it did provide us with some opportunities.  We were well positioned to take advantage of opportunities in non-Treasury sectors early in the year when valuations were attractive, and later in the year to extend our fixed-income duration at higher rates. We are committed to maintaining our disciplined investment strategy and will only accept risks for which we feel we are being adequately compensated.

During the third quarter of 2016, we added to our capital base by issuing $500 million of ten-year senior notes with a coupon of 2.45%. This added capital will support our future growth and allow us to maintain capital flexibility. Our debt-to-total capital ratio ended the year at 28.3%, which is well below our guideline to not exceed 30% for any significant period of time.

Headed into 2017, we’re bullish on what we can accomplish based on having the right talent, infrastructure, and momentum in place to hit the ground running.

A CLOSER LOOK
The most impressive part of 2016 was the much awaited growth in our Agency channel. Having over 35,000 independent agents wanting to sell our products is a meaningful way to be able to reach and serve consumers from all of our segments and we don’t take those relationships lightly. We grew Agency auto policies in force by an impressive 7%. One highlight this year, working collectively with the product groups from both Progressive and ASI, was our ability to have the data to understand the competitiveness, state-by-state and segment-by-segment, in our Robinsons cohort. We are confident that we have a firm grasp on when we are and are not competitive in either the auto or home market and, more importantly, have plans to address any issues through future product development and underwriting actions. We know what we need to do in order to increase our penetration with the auto and home bundled customers (aka the Robinsons), our biggest opportunity.

After a slower than desired start with our Platinum offering, growth in the Agency channel has really started to gain momentum as we are seeing policies in force growth for the Robinsons through the Platinum program in the +50% range. We are working en masse with ASI to make sure that we leverage what we both bring to the table--for Progressive a known brand and for ASI a preferred property product. Those attributes, together with great service on both sides, we believe are a winning combination.

On the Direct side, we continue to be pleased with our growth in auto policies in force up 9%. We set record sales each month through August.  Sales growth in the first half of 2016 was in the high teens. In the second half of 2016, sales growth declined substantially due to our decision to reduce advertising spend in the last third of the year to ensure that we achieved our stated profit goal of an aggregate calendar year combined ratio of 96. In total, we ended the year at a very respectable 9% overall sales growth.

Within our in-house agency, known as Progressive Advantage Agency, we took the year to invest in talent and technology and test enhancements to our post acquisition customer experience. In addition, we continue to round out the options of what we have to offer customers in the agency including auto, motorcycle, recreational vehicles, boat, and umbrella as well as our Property offerings (home, condominium, and rental). We have been able to increase our Robinsons sales alone, through the agency, by close to 100%.

We will continue to invest in our in-house agency in 2017, in order to be available for both our customers who want additional protection and consumers who decide to become policyholders. Our aspiration is to be available when, how, and where they wish to shop with an easy process.

Our Commercial Lines business has outperformed the commercial auto insurance industry by a wide margin on profitability in recent years, and is currently holding the #1 market share position. Mid-year, we saw a material spike in accident frequency and took swift actions to slow growth and took additional rate while addressing high frequency segments. While the rate actions will take some time to earn in due to the fact that the majority of these polices are annual, we feel positive where we are positioned going into 2017.

Special lines policies in force increased 4% year over year. The products that we sell under the heading of special lines (boats, motorcycles, recreational vehicles, and manufactured homes) had the same headwind from catastrophes that we saw with our other products and we still managed to meet our targeted profit goals.

We hired in advance of need in both our customer relationship and claims organizations this year. This served us well given our incoming sales and services volume were at all-time highs and the need for us to be there for our customers when they have a claim. In total, we hired over 6,600 new people in 2016 and the retention rate of our existing employees improved approximately 12%.

We strive to provide accurate, fast, and empathetic claims service every day.  A catastrophic weather event places a premium on all the elements of claims delivery and at Progressive, we’ve developed a culture in claims where our people are proud to serve and want to help our customers get back to normal as quickly as possible.  Catastrophe volume in 2016 will be remembered as a key contributor to overall results as we responded to 54 named weather events and more than double the catastrophe claim counts we experienced in 2015.  Overall, catastrophe-related weather claim volume was 28% higher than the previous record set in 2012, which included Superstorm Sandy.  Our full time CAT team, along with over 1,000 “reservists” from our field claims organization, was kept busy through most of the year.

Besides sheer volume, the significant difference between this year and last year was the type of perils and the size of the events.  Flood events and high volume catastrophes require more resources and attention to logistics.  The San Antonio hail event along with Louisiana’s flood catastrophe are single event Progressive claim records for their respective perils.  The year closed out with Progressive’s first hurricane response since Hurricane Isaac in 2012 - Hurricane Matthew.  Despite the complexity and volume, events like the Louisiana flood and Hurricane Matthew achieved 90% claims closure within 60 days of declaration - especially notable for fresh water flood and tropical events.  2016 effectively validated Progressive’s catastrophe response infrastructure and readiness.

Our vision as a company is to become consumers’ number one choice and destination for auto and other insurance. It is not lost on us that we must have a much deeper and longer-term relationship with our customers in order to successfully achieve this vision. We know we need to give them confidence that when they chose Progressive, they made the right choice.  Our customer relationship management group has taken this challenge as their mantra - “Relationships. Lasting for Decades.” While there is a lot more work to be accomplished to reach our goals, we are thrilled with our progress in this area.

The structure we have set up around the notion of acquiring customers by having competitive prices, anchoring customers with either an auto or a home product, bundling our customers with auto and home, and finally extending how long our customers stay with us continues to be our approach to growth. We want to meet the current product needs of shoppers with competitive prices and a great shopping experience, provide access to more products to current customers as their life and insurance needs change, and keep customers longer through great service and products.

Internally, we share a broad construct we call our Four Pillars in order to be clear on how we will reach our goals and gain traction on the strategic direction of the company. We see these as frameworks for thinking about how we will continue to be successful in the Destination Era.

Culture:
Our people are our most important asset. Our successful and vibrant culture is rooted in our five Core Values. These values inform our business decisions and govern our interactions with customers, business partners, our shareholders, and each other. We present and discuss our values to every new hire class in order to make sure a new employee understands that our values are the single most important part of our culture other than our people. Our culture and Core Values are essential pieces of the “how” behind the “what” we do every day for each other as Progressive and ASI employees and for our customers, agents, and our shareholders.

Having an environment that allows people to fully leverage their strengths is reflected in how we treat our customers and in our financial results. When we get this right, they reward us with their long-term business.

Culture isn’t something I can quantify on a spreadsheet, but it is special to us and something we go to great lengths to preserve.

Be the Brand People Want:
Flo and the Superstore where she works, with her cast of characters, continue to be incredibly relevant. Examples include hip-hop artist Drake giving a nod to Flo during his “More than a Meme” monologue while hosting “Saturday Night Live” and a character in a Stephen King novel, Doctor Sleep, casually mentioning buying a policy from Flo in a dream just to name a couple. She represents what we strive to be for consumers-- helpful, unique, and providing a product that is competitive.

We have started to extend the tone of our marketing to focus on protection in addition to savings. Our identifiable Flotection sign reflects that we have the ability to protect the many assets of our customers with multiple products requiring us to make sure we have both great rates and consumer’s confidence that they will be taken care of should something happen. We balance our marketing budget to drive new business growth for consumers and help retain our current customers.

As we continue to progress in our Destination Era strategy, we will evolve in the way we show that Progressive understands consumers and what they need when. Based on consumer feedback, we realized that when people buy their first home, life changes and new responsibilities set in. Some changes can be anticipated, like enjoying staying in on the weekend instead of going out, or hosting gatherings instead of traveling. Other changes just happen, like asking people to take their shoes off. We see it as flipping on the ‘grown-up switch.’

For many individuals, the first time they realize they are grown up is when they catch themselves doing something their mom or dad always did. Specifically, for me, it was hearing me repeat to my children what my dad used to say when we left a room and didn’t turn out the lights. “Do you think we own stock in the electric company?” was a common phrase in my house growing up. So, we aptly named this campaign “Parentamorphosis” because the event of buying a home can cause us to feel like we are becoming our parents. This campaign balances our competitive rates, focusing on the bundled package, with that secure feeling of protecting your most important asset. In addition, it complements the messages from Flo.

Competitive Prices:
We design and deliver a broad offering of innovative, competitive, and stable-priced products that leverage our segmentation expertise, risk selection, and cost structure. We continually gather, consume, and analyze data in order to evolve our product design. We rapidly deploy new products and that speed to market has been a stalwart part of our culture.

Our technology strategy at Progressive and ASI continues to be an integral part of how we run the business and find ways to gain a competitive advantage. Snapshot® has been and will continue to be a critical component of this advantage. We believe that with the evolution in technology, usage-based insurance (UBI) will be the norm over time. Having first mover advantage with UBI allows us to use those data capabilities to quickly evolve as necessary. We debuted our mobile device UBI application in 2016 and will continue with a countrywide roll out in 2017. We continue to make significant investments in R&D across the enterprise. The application of telematics for commercial vehicles, to improve segmentation and effectively underwrite and price small fleets, is a space where we are enthusiastic about playing in the future.

In claims, our four Guiding Principles include work environment, accuracy, efficiency, and customer service. Accuracy means paying the right amount and is critical to having competitive rates. Recruiting, training, and developing new hires into competent claims professionals is challenging under any circumstances let alone a year with record levels of catastrophes. We’re proud to report that our claims organization responded to this challenge and did so while continuing to extend our track record of strong results and maintaining the high standards of claims resolution quality we strive for.

Finally, we have always focused on our cost structure and making sure that we remain lean. While we have made a lot of investments to support our growth in 2016, we still kept our eye on being efficient. This will be a continued focus for many years to come in order to be on the short list of companies that consumers consider as they are comparing rates when searching for insurance.

Meeting the Broader Needs of Customers:
Our goal is to sell our products where, when, and how people desire. We continue to leverage our position in the very important Agency channel with the combined ASI and Progressive product. We are enhancing our Direct business to focus on the needs of multi-product households and the multiple ways they choose to shop for auto, home, and other Progressive AdvantageSM products.

In addition, we must weave the customer into every decision that we make and provide them with unexpected features along the way.  More details on this in 2017.

THE FUTURE
Our stated mission outlines critical components of what we need to do every day in order to be successful. We use these words to guide us in our Destination Era. Our mission also looks out to the future and references words that focus on longer-term objectives. We use words like having an “enduring business” and being a “business-generating brand.” With that landscape in mind, we must continue to focus on surgically executing on our current strategy, while also thinking about new revenue generating opportunities. Some of these opportunities are known, like the sharing economy and changing technology in cars, and other opportunities are yet to be unveiled. What we do know is that disruption in our and other industries will continue and we need to embrace those changes using a combination of data and creativity.

A FEW CELEBRATIONS
I’m proud of many events that take place at Progressive, but thought this one was worthy of a special mention. On November 10, 2016, the day before Veterans Day, we held our fourth annual Keys to Progress® events to publicly recognize those who have dedicated their lives to serving our country and their communities. More than 100 veterans and their families were gifted newly-refurbished vehicles. The events were held at 63 locations across the country, with most being at Progressive's Service Centers. Through Keys to Progress, we're making a difference in the lives of some very deserving people and increasing awareness of our Service Centers as the local face of Progressive. The event is also an opportunity to team up with many of the business organizations we work with day in and day out to do something good together within our communities.

This year brought much to celebrate in Cleveland. Finally seeing the Cavaliers win a championship was incredible. Watching and rooting on the Cleveland Indians through a seven game World Series at Progressive Field was exceptional.

But the most spectacular part of this year was working side by side with the almost 32,000 Progressive people to position Progressive for a successful and prosperous long-term future.

Taking the words from Glenn’s many annual letter closings...To those who make Progressive, progressive-Thank you.

/s/ Tricia Griffith
Tricia Griffith
President and Chief Executive Officer